CtW Investment Group @CtWInvGrp · 4h

Is Equifax just ticking the box on its skill set matrix after the data breach? VOTE AGAINST McKinley, Templeton and Feidler May 3. #corpgov $EFX

Is Equifax Playing "Check the Box"?

Equifax's 2018 Proxy Statement shows skills for Board members which were not present in 2017. In the wake of the company's massive data breach, these new skills may comfort some shareholders, but are they genuine?

Board Skills Matrix

	2017					2018				
Experience, Expertise or Attribute	Feidler	Marshall	McKinley	Stock	Templeton	Feidler	Marshall	McKinley	Stock	Templeton
EFX Industry Knowledge	✗	✗	✗	✗	✗	✗	✓	✓	✗	✗
Risk Management	✓	✓	✗	✗	✗	✓	✓	✓	✓	✓
Corporate Governance	✗	✓	✗	✓	✓	✓	✓	✗	✓	✓

CtW Investment Group

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CtW Investment Group @CtWInvGrp · 17h

$EFX earnings are out. Costs for the data breach were $68.7 million for just Q1 of this year. VOTE AGAINST directors McKinley, Templeton, and Feidler May 3. #corpgov

buff.ly/2HNOqpL

EQUIFAX®

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[This reference is to a press release on PR Newswire available at https://www.prnewswire.com/news-releases/equifax-releases-first-quarter-results-300636618.html]